SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34663; File No. 812-15342

New Mountain Capital, L.L.C., et al.

August 4, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: New Mountain Capital, L.L.C., New Mountain CLO 1, Ltd., New Mountain CLO 2, Ltd., New Mountain CLO 3, Ltd., New Mountain CLO 4, Ltd., New Mountain CLO 5, Ltd., New Mountain Credit CLO Advisers, L.L.C., New Mountain Finance Advisers BDC, L.L.C., New Mountain Finance Corporation, New Mountain Finance DB, L.L.C., New Mountain Finance Holdings, L.L.C., New Mountain Finance SBIC II, L.P., New Mountain Finance SBIC, L.P., New Mountain Finance Servicing, L.L.C., New Mountain Guardian II Master Fund-A, L.P., New Mountain Guardian II Master Fund-B, L.P., New Mountain Guardian III BDC, L.L.C., New Mountain Guardian III OEC, Inc., New Mountain Guardian III SPV, L.L.C., New Mountain Guardian IV BDC, L.L.C., New Mountain Guardian Partners II, L.P., New Mountain

Net Lease Corporation, New Mountain Net lease Partners II, L.P., New Mountain Net Lease Partners, L.P., New Mountain Partners VI, L.P., New Mountain Strategic Equity Fund I, L.P., New Mountain Strategic Equity Fund II, L.P., NMF Ancora Holdings, Inc., NMF HB, Inc., NMF OEC, Inc., NMF Permian Holdings L.L.C., NMF Pioneer, Inc., NMF QID NGL Holdings, Inc., NMF SLF I SPV, L.L.C., NMF SLF I, Inc., NMF TRM, L.L.C., and NMF YP Holdings, Inc.

Filing Dates: The application was filed on May 24, 2022, and amended on June 22, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, August 29, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Robert A. Hamwee, Chief Executive Officer, New Mountain Finance Corporation, at RHamwee@newmountaincapital.com, and Steven B. Boehm, Esq., Payam Siadatpour, Esq., and Anne G. Oberndorf, Esq., Eversheds Sutherland (US) LLP, at anneoberndorf@eversheds-sutherland.us.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated June 22, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier

Deputy Secretary